UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HIEMSTRA, MICHAEL J
   6035 PARKLAND BOULEVARD
   CLEVELAND, OH  44124-4141
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
EXECUTIVE VICE PRESIDENT - FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL
OFFICER

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |4,333.694(1)       |I     |(1)                        |
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Common Stock               |3/7/02|M   | |9,841(2)          |A  |$24.667    |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|F   | |3,244             |D  |$54.42     |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|M   | |2,662(3)          |A  |$43.042    |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|F   | |878               |D  |$54.42     |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|M   | |7,749(4)          |A  |$31.375    |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|F   | |2,555             |D  |$54.42     |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|M   | |2,837(5)          |A  |$45.00     |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|F   | |936               |D  |$54.42     |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|M   | |4,642(6)          |A  |$35.9375   |25,478(7)          |D     |                           |
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Common Stock               |3/7/02|F   | |1,531             |D  |$54.42     |25,478(7)          |D     |                           |
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Common Stock               |3/13/0|S   | |24,056            |D  |$54.5636   |25,478(7)          |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/13/0|S   | |11,967            |D  |$54.7454   |0                  |I     |wife                       |
                           |2     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-for-1 |3/8/0|I   |V|1,364.1041 |D  |Immed|(11) |Common Stock|1364.10|$54.08 |1,404.277(8)|I  |(8)         |
                      |        |2    |    | |           |   |.    |     |            |41     |       |            |   |            |
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Option to Buy         |$24.667 |3/07/|M   | |18,000(2)  |D  |8/15/|8/14/|Common Stock|18,000(|(9)    |0(10)       |D  |            |
                      |        |02   |    | |           |   |97   |06   |            |2)     |       |            |   |            |
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Option to Buy         |$43.042 |3/07/|M   | |12,735(3)  |D  |8/13/|8/12/|Common Stock|12,735(|(9)    |0(10)       |D  |            |
                      |        |02   |    | |           |   |98   |07   |            |3)     |       |            |   |            |
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Option to Buy         |$31.375 |3/07/|M   | |18,300(4)  |D  |8/12/|8/11/|Common Stock|18,300(|(9)    |0(10)       |D  |            |
                      |        |02   |    | |           |   |99   |08   |            |4)     |       |            |   |            |
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Option to Buy         |$45.00  |3/07/|M   | |8,195(5)   |D  |8/11/|8/10/|Common Stock|8,195(5|(9)    |0(10)       |D  |            |
                      |        |02   |    | |           |   |00   |09   |            |)      |       |            |   |            |
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Option to Buy         |$45.00  |3/07/|M   | |8,195(5)   |D  |8/11/|8/10/|Common Stock|8,195(5|(9)    |0(10)       |D  |            |
                      |        |02   |    | |           |   |01   |09   |            |)      |       |            |   |            |
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Option to Buy         |$35.9375|8/07/|M   | |13,670(6)  |D  |8/09/|8/08/|Common Stock|13,670(|(9)    |13,670(6)   |D  |            |
                      |        |02   |    | |           |   |01   |10   |            |6)     |       |            |   |            |
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Option to Buy         |$44.4200|8/08/|A   | |36,000     |A  |8/08/|8/07/|Common Stock|36,000 |(9)    |36,000(10)  |D  |            |
                      |        |01   |    | |           |   |02   |11   |            |       |       |            |   |            |
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Option to Buy         |$44.4200|8/08/|A   | |36,000     |A  |8/08/|8/07/|Common Stock|36,000 |(9)    |36,000(10)  |D  |            |
                      |        |01   |    | |           |   |03   |11   |            |       |       |            |   |            |
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Option to Buy         |$54.00  |8/07/|A   | |9,028      |A  |3/07/|8/08/|Common Stock|9,028  |(9)    |9,028(10)   |D  |            |
                      |        |02   |    | |           |   |03   |10   |            |       |       |            |   |            |
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Option to Buy         |$54.00  |3/07/|A   | |13,553     |A  |3/07/|8/10/|Common Stock|13,553 |(9)    |13,553(10)  |D  |            |
                      |        |02   |    | |           |   |03   |09   |            |       |       |            |   |            |
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Option to Buy         |$54.00  |3/07/|A   | |10,551     |A  |3/07/|8/11/|Common Stock|10,551 |(9)    |10,551(10)  |D  |            |
                      |        |02   |    | |           |   |03   |08   |            |       |       |            |   |            |
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Option to Buy         |$54.00  |3/07/|A   | |10,073     |A  |3/07/|8/12/|Common Stock|10,073 |(9)    |10,073(10)  |D  |            |
                      |        |02   |    | |           |   |03   |0/7  |            |       |       |            |   |            |
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Option to Buy         |$54.00  |3/7/0|A   | |8,159      |A  |3/07/|8/14/|Common Stock|8,159  |(9)    |8,159(10)   |D  |            |
                      |        |2    |    | |           |   |03   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Parker Retirement Savings Plan, as of December 31, 2001, the latest date for which information is available.
(2) "Pyramid" stock option exercise resulting in net acquisition of 9,841 shares.
(3) "Pyramid" stock option exercise resulting in net acquisition of 2,662 shares.
(4) "Pyramid" stock option exercise resulting in net acquisition of 7,749 shares.
(5) "Pyramid" stock option exercise resulting in net acquisition of 2,837 shares.
(6) "Pyramid" stock option exercise resulting in net acquisition of 4,642 shares.
(7) Previously reported 2,250 shares held jointly with Mr. Hiemstra's wife as indirect ownership.
(8) Savings Restoration Plan, as of March 31, 2002, the latest date for which information is available.
(9) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
(10) In addition to the options reported hereon, Mr. Hiemstra also owns 13,670 additional options which were granted pursuant to the Corporation's 1993 Stock Incentive Program as previously reported.
(11) Shares of phantom stock are payable in cash following termination of the reporting person's employment with
Parker in accordance with elections made by the reporting person and the terms of the Plan.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
April 10, 2002